SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 0-18856

                           NOTIFICATION OF LATE FILING

(Check One):  ___ Form 10-K     _X_ Form 11-K    ___ Form 20-F     ___ Form 10-Q

              ___ Form N-SAR

         For Period Ended:     December 31, 1999


___ Transition Report on Form 10-K         ___ Transition Report on Form 10-Q
___ Transition Report on Form 20-F         ___ Transition Report on Form N-SAR
___ Transition Report on Form 11-K

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                    Digital Biometrics, Inc.

Former name if applicable:          Not Applicable


Address of principal executive office (Street and number):
                             5600 Rowland Road, Minnetonka, Minnesota 55343-4315


                                     PART II
                             RULE 12B-25 (B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                   (a)       The reasons described in reasonable detail in Part
                             III of this form could not be eliminated without
                             unreasonable effort or expense.
      X            (b)       The subject annual report, semi-annual report,
                             transition


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                             report on Form 10-KSB, 20-F, 11-K or Form N-SAR,
                             or portion thereof will be filed on or
                             before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be file on or before the fifth calendar day following the prescribed due date; and

                   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Form 11-K could not be filed within the prescribed time period because of the time required to determine the Registrant's filing requirements with respect to Form 11-K and the contents thereof.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Philip J. Tilton (612) 672-8357
                    (Name)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). X Yes ___ No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ). ___ Yes X No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                                   Digital Biometrics, Inc.
                                   ------------------------
                                   (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    June 29, 2000                      By: /s/ John J. Metil
      ------------------------------            -------------------------------
                                                John J. Metil
                                                Chief Operating Officer and
                                                Chief Financial Officer